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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1 )1

Schuler Homes, Inc. (Name of Issuer)
Class A Common Stock (Title of Class of Securities)
808188 10 6 (CUSIP Number)
James K. Schuler Schuler Homes, Inc. 828 Fort Street Mall, 4th Floor Honolulu, Hawaii 96813 (808) 521-5661
with a copy to

Gibson, Dunn & Crutcher LLP
2029 Century Park East, Suite 4000
Los Angeles, California 90067
Attention: Robert K. Montgomery, Esq.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 22, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  / /.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (02-06-98)

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No. 808188106	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James K. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Hawaii

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER 10,433,828

		9	SOLE DISPOSITIVE POWER 10,433,828

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,433,828

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 808188106	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James and Patricia Schuler Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Hawaii

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER 500,000

		9	SOLE DISPOSITIVE POWER 500,000

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 808188106	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James K. Schuler 1998 Qualified Annuity Trust, James K. Schuler as Sole Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Hawaii

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER 314,065

		9	SOLE DISPOSITIVE POWER 314,065

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 808188106	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James K. Schuler Revocable Living Trust, James K. Schuler as Sole Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Hawaii

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER 9,619,763

		9	SOLE DISPOSITIVE POWER 9,619,763

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,619,763

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.9%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 808188106	13D	Page 6 of 9 Pages

    This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 12, 2001 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 1. Security and Issuer

    Item 1 is hereby amended to delete the final sentence and substituting the following in lieu thereof.

    The principal executive offices of Schuler Homes are located at 400 Continental Boulevard, Suite 100, El Segundo, California 90245.

Item 5. Interest In Securities Of The Issuer.

    Item 5 is hereby amended and restated in its entirety as follows:

    (a)-(b)

    The Reporting Persons may be deemed to be part of a group within the meaning of Section 13(d)(3) as a result of being signatories to the Stockholders Agreement with Apollo, Blackacre, Highridge and the LLC described in Item 4 of the Statement. As a result, the Reporting Persons may be deemed to have beneficial ownership of any Common Stock held by each of the other Reporting Persons. Further, the Reporting Persons may be deemed to have beneficial ownership of any Common Stock owned by Apollo, Blackacre, Highridge or the LLC. However, to the best of the Reporting Persons' knowledge, as of the date of this filing, no Common Stock is owned by Apollo, Blackacre, Highridge or the LLC.

JAMES K. SCHULER

    The number of shares of Class A Common Stock held and beneficially owned by James K. Schuler is 10,433,828 or approximately 42.6% of the outstanding shares of Class A Common Stock as of October 22, 2001. Such shares include (i) 10,433,828 shares, over which James K. Schuler shares the power to vote or direct the vote and (ii) 10,433,828 shares over which James K. Schuler has sole dispositive power.

    James K. Schuler shares voting power over his shares of the Common Stock of the Company with Apollo, Blackacre and Highridge pursuant to the Stockholders Agreement described in Item 4 of the Statement. In addition, James K. Schuler may be deemed to share voting power over certain of his shares of Class A Common Stock with D.R. Horton, Inc. by virtue of the Voting Agreement described in Item 6 below.

THE JAMES AND PATRICIA SCHULER FOUNDATION

    The number of shares of Class A Common Stock held and beneficially owned by the James and Patricia Schuler Foundation is 500,000 or approximately 2.3% of the outstanding shares of Class A Common Stock as of October 22, 2001. Such shares include (i) 250,000 shares, over which the James and Patricia Schuler Foundation shares the power to vote or direct the vote and 250,000 over which the James and Patricia Schuler Foundation has the sole power to vote or direct the vote and (ii) 500,000 shares over which the James and Patricia Schuler Foundation has sole dispositive power.

    The James and Patricia Schuler Foundation shares voting power over his shares of the Common Stock of the Company with Apollo, Blackacre and Highridge pursuant to the Stockholders Agreement described in Item 4 of the Statement. In addition, The James and Patricia Schuler Foundation may be deemed to share voting power over certain of its shares of Class A Common Stock with D.R. Horton, Inc. by virtue of the Voting Agreement described in Item 6 below.

JAMES K. SCHULER REVOCABLE LIVING TRUST

    The number of shares of Class A Common Stock held and beneficially owned by the James K. Schuler Revocable Living Trust is 9,619,793 or approximately 43.9% of the outstanding shares of Class A Common Stock as of October 22, 2001. Such shares include (i) 4,809,881 shares, over which the James K. Schuler Revocable Living Trust shares the power to vote or direct the vote and 4,809,880 over which the James K. Schuler Revocable Living Trust has the sole power to vote or direct the vote, and (ii) 9,619,793 shares, over which the James K. Schuler Revocable Living Trust has sole dispositive power.

    The James K. Schuler Revocable Living Trust shares voting power over his shares of the Common Stock of the Company with Apollo, Blackacre and Highridge pursuant to the Stockholders Agreement described in Item 4 of the Statement. In addition, The James K. Schuler Revocable Living Trust may be deemed to share voting power over certain of its shares of Class A Common Stock with D.R. Horton, Inc. by virtue of the Voting Agreement described in Item 6 below.

JAMES K. SCHULER 1998 QUALIFIED ANNUITY TRUST

    The number of shares of Class A Common Stock held and beneficially owned by the James K. Schuler 1998 Qualified Annuity Trust is 314,065 or approximately 1.4% of the outstanding shares of Class A common stock as of October 22, 2001. Such shares include (i) 157,033 shares, over which the James K. Schuler 1998 Qualified Annuity Trust shares the power to vote or direct the vote and 177,022 over which the James K. Schuler 1998 Qualified Annuity Trust has the sole power to vote or direct the vote and (ii) 314,065 shares, over which the James K. Schuler 1998 Qualified Annuity Trust has sole dispositive power.

    The James K. Schuler 1998 Qualified Annuity Trust shares voting power over his shares of the Common Stock of the Company with Apollo, Blackacre and Highridge pursuant to the Stockholders Agreement described in Item 4 of the Statement. In addition, The James K. Schuler 1998 Qualified Annuity Trust may be deemed to share voting power over certain of its shares of Class A Common Stock with D.R. Horton, Inc. by virtue of the Voting Agreement described in Item 6 below.

    (c) The Reporting Person has not engaged in any transactions in the Issuer's Shares during the sixty-day period immediately preceding the date of this Amendment No. 1 to Schedule 13D, except as described elsewhere herein.

    (d) Not Applicable.

    (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

    Item 6 is hereby amended and supplemented by adding the following:

    On October 22, 2001, Schuler Homes and D.R. Horton, Inc., a Delaware corporation ("D.R. Horton"), entered into an Agreement and Plan of Merger, dated as of October 22, 2001 (the "Merger Agreement"), pursuant to which the D.R. Horton would acquire the Issuer by means of a merger of Schuler Homes with and into D.R. Horton (the "Merger"), with D.R. Horton as the surviving corporation.

    Simultaneously with the execution of the Merger Agreement, the Reporting Person, along with WPH-Schuler, LLC, a Delaware limited liability ("WPH-Schuler"), the sole stockholder of Schuler Homes' Class B Common Stock and the members of WPH-Schuler (the "Members"), entered into a Voting Agreement, dated as of October 22, 2001 (the "Voting Agreement"), with D.R. Horton, pursuant to which the Reporting Person, WPH-Schuler and the Members each agreed to vote the Subject Shares (as defined in the Voting Agreement) in favor of the Merger at any meeting of the

Page 7 of 9 Pages

stockholders of Schuler Homes held to consider and vote upon the Merger. In addition, the Reporting Person agreed, with certain exceptions, not to transfer any of the Subject Shares during the term of the Voting Agreement.

    The Voting Agreement will terminate on the earlier of (a) the effective time of the Merger, (b) termination of the Merger Agreement according to its terms or (c) the written mutual consent of the parties thereto.

    The foregoing summary of the Voting Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Amendment No. 1 to Schedule 13D and incorporated herein by reference.

    Other than as described above, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(b)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as Chairman of the Issuer's Board of Directors, President and Chief Executive Officer of the Issuer, may from time to time be involved in discussions which relate to the transactions described in this Item 4. He disclaims any duty to disclose such discussions, plans or proposals of the Issuer or others, except as required by applicable laws and regulations; and he retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 7. Materials to be Filed as Exhibits.

    Item 7 is hereby amended and supplemented by adding the following Exhibit:

Exhibit 6	Voting Agreement, dated as of October 22, 2001, among the Reporting Person, WPH-Schuler, LLC and D.R. Horton, Inc.

Page 8 of 9 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2001 Date
/s/ JAMES K. SCHULER Signature
James K. Schuler Name

Page 9 of 9 Pages

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Item 1. Security and Issuer
Item 5. Interest In Securities Of The Issuer .
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer .
Item 7. Materials to be Filed as Exhibits .
SIGNATURE